Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE AND SIX MONTHS ENDING JUNE 30, 2025

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	June 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$63,033	$52,190
Investments	222	363
Inventories (Note 8)	47,159	58,020
Prepaids and other assets (Note 7)	3,913	3,421
Derivative assets	1	551
	114,328	114,545
Non-current assets
Mineral properties, plant and equipment (Note 9)	124,344	105,119
Deferred tax assets	2,796	1,569
Restricted cash	15,530	15,288
Other non-current assets	600	563
Total assets	$257,598	$237,084

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10, 6a)	$19,150	$19,919
Debt (Note 11)	21,078	16,707
Tax liabilities	6,215	6,482
Lease obligations (Note 12)	5,875	5,237
Reclamation provision (Note 13)	1,898	1,615
Other liabilities	—	182
	54,216	50,142
Non-current liabilities
Long-term lease obligations (Note 12)	2,895	3,475
Long-term reclamation provision (Note 13)	55,204	52,912
Deferred tax liabilities	2,041	—
Total Liabilities	114,356	106,529

Equity
Issued capital (Note 14)	257,741	257,481
Share-based payment reserve (Note 14)	10,838	9,895
Investment revaluation reserve	(141)	—
Currency translation reserve	21,775	21,775
Deficit	(146,971)	(158,596)
Total equity	143,242	130,555
Total liabilities and equity	$257,598	$237,084
See accompanying notes to the condensed interim consolidated financial statements
Approved by the Board on August 13, 2025

"signed"	Anna Ladd-Kruger, Director	"signed"	Janet Yang, Director

INTEGRA RESOURCES CORP.	2

Condensed Interim Consolidated Statements of Earnings and Comprehensive Earnings (unaudited, in thousands of U.S. dollars except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenue (Note 15)	$61,072	$—	$118,097	$—
Cost of sales
Production costs (Note 16)	(28,299)	—	(62,781)	—
Depreciation	(3,378)	—	(6,705)	—
Royalties and excise taxes	(4,185)	—	(7,917)	—
	(35,862)	—	(77,403)	—
Mine operating earnings	25,210	—	40,694	—
Exploration and project expenses	(4,360)	(4,178)	(6,664)	(7,487)
General and administrative expenses (Note 17)	(2,667)	(1,824)	(4,897)	(3,710)
Foreign exchange gains (losses)	722	(114)	746	(362)
Earnings (loss) from operations	18,905	(6,116)	29,879	(11,559)
Interest income	821	126	1,160	209
Interest and finance expense (Note 18)	(1,491)	(708)	(2,966)	(1,427)
Derivative (losses) gains (Note 6c)	(1,888)	(102)	(4,971)	380
Other (expense) income (Note 25)	(758)	24	(3,106)	126
Earnings (loss) before income taxes	15,589	(6,776)	19,996	(12,271)
Income tax expense (Note 19)	(4,947)	—	(8,371)	—
Net earnings (loss)	$10,642	$(6,776)	$11,625	$(12,271)

Other comprehensive loss, net of taxes
Loss on investments, net of tax (Note 6b)	(141)	—	(141)	—
Currency translation adjustment	—	(8)	—	36
Total comprehensive earnings (loss)	$10,501	$(6,784)	$11,484	$(12,235)

Net earnings (loss) attributable to common shareholders
Basic (loss) earnings per share	$0.06	$(0.07)	$0.07	$(0.15)
Diluted (loss) earnings per share	$0.06	$(0.07)	$0.06	$(0.15)
Weighted average shares outstanding (in 000’s) Basic	168,930	88,459	168,820	80,797
Weighted average shares outstanding (in 000’s) Diluted	190,128	88,459	190,018	80,797
See accompanying notes to the condensed interim consolidated financial statements

INTEGRA RESOURCES CORP.	3

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Operating activities
Net earnings (loss) for the period	$10,642	$(6,776)	$11,625	$(12,271)
Income tax expense (Note 19)	4,947	—	8,371	—
Depreciation	3,573	226	7,105	467
Unrealized investment gain	91	—	—	—
Unrealized foreign exchange losses	(758)	32	(789)	(31)
Interest Income	(821)	—	(1,160)	—
Interest expense (Note 18)	1,491	707	2,966	1,427
Income taxes paid	(1,650)	—	(1,650)	—
Other operating activities (Note 20)	(913)	274	2,434	(95)
Change in working capital (Note 20)	(297)	390	3,135	(1,462)
	$16,305	$(5,147)	$32,037	$(11,965)
Investing activities
Payments for mineral properties, plant and equipment	(13,125)	(332)	(17,206)	(785)
Proceeds from sale of mineral properties, plant and equipment	10	(12)	10	50
Interest Received	582	—	921	—
Purchase of investments	—	(28)	—	(28)
Payments for derivatives	(132)	—	(408)	—
Other investing	(42)	—	—	—
Proceeds from sale of net smelter royalty (Note 22)	—	—	—	4,875
	$(12,707)	$(372)	$(16,683)	$4,112
Financing activities
Common share proceeds (Note 14)	—	(427)	—	9,893
Vested restricted share units	—	—	(21)	—
Exercise of warrants	252	—	252	—
Interest paid	(409)	—	(808)	—
Repayment of loans (Note 11)	(53)	(44)	(127)	(101)
Payments of equipment leases (Note 12)	(2,106)	(83)	(4,442)	(204)
	$(2,316)	$(554)	$(5,146)	$9,588
Effects of exchange rate changes on cash and cash equivalents	635	(8)	635	36
Increase (decrease) in cash and cash equivalents	1,917	(6,081)	10,843	1,771
Cash and cash equivalents at the beginning of the period	61,116	16,667	52,190	8,815
Cash and cash equivalents at the end of the period	$63,033	$10,586	$63,033	$10,586
Supplemental cash flow information (Note 20)
See accompanying notes to the condensed interim consolidated financial statements

INTEGRA RESOURCES CORP.	4

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars except for number of shares)

	Issued shares	Issued capital	Share-based payment reserve	Investment revaluation reserve	Currency translation reserve	Deficit	Total
Balance, December 31, 2023	68,871	$176,942	$8,854	$—	$3,820	$(149,095)	$40,521
Total comprehensive loss
Net loss for the period	—	—	—	—	—	(12,271)	(12,271)
Presentation currency translation	—	(6,169)	—	—	6,205	—	36
	—	(6,169)	—	—	6,205	(12,271)	(12,235)
Common shares issued in equity financings	16,612	11,098	—	—	—	—	11,098
Common shares issued on property acquisition	2,960	2,100	—	—	—	—	2,100
Share issue costs	—	(1,157)	—	—	—	—	(1,157)
Share-based compensation	—	—	893	—	—	—	893
Share units settled	16	28	(76)	—	—	—	(48)
Balance, June 30, 2024	88,459	182,842	9,671	—	10,025	(161,366)	41,172
Total comprehensive earnings
Net earnings for the period	—	—	—	—	—	2,770	2,770
Presentation currency translation	—	(11,811)	—	—	11,750	—	(61)
	—	(11,811)	—	—	11,750	2,770	2,709
Common shares issued in equity financings	14,900	14,457	—	—	—	—	14,457
Acquisition of Florida Canyon	65,213	72,652	17	—	—	—	72,669
Share issue costs	—	(972)	—	—	—	—	(972)
Share-based compensation	—	—	650	—	—	—	650
Share units settled	136	313	(443)	—	—	—	(130)
Balance, December 31, 2024	168,708	257,481	9,895	—	21,775	(158,596)	130,555
Total comprehensive earnings
Net earnings for the period	—	—	—	—	—	11,625	11,625
Other comprehensive loss	—	—	—	(141)	—	—	(141)
Foreign exchange translation	—	—	—	—	—	—	—
	—	—	—	(141)	—	11,625	11,484
Share-based compensation	—	—	972	—	—	—	972
Share units settled	4	8	(29)	—	—	—	(21)
Warrants exercised	291	252	—	—	—	—	252
Stock options forfeited	—	—	—	—	—	—	—
Balance, June 30, 2025	169,003	257,741	10,838	(141)	21,775	(146,971)	143,242
See accompanying notes to the condensed interim consolidated financial statements

INTEGRA RESOURCES CORP.	5

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

1. Nature of Operations
Integra Resources Corp. (the "Company" or "Integra") is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office and principal address is located at 1050 - 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6. The Company’s registered office is 2200 RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8. Integra shares trade on the TSX Venture Exchange ("TSX Venture") under the symbol ITR and the NYSE-American under the symbol ITRG. The Company's warrants trade on the TSX Venture under the symbol ITR.WT.
The Company is a growing precious metals producer focused on gold mining, mine development and mineral exploration activities in the Great Basin of the Western USA at its Florida Canyon mine located in Nevada, USA. The Company is also engaged in exploration of two flagship development-stage heap leach projects: the past producing DeLamar Project in southwestern Idaho, and the Nevada North Project in western Nevada.

2. Basis of Preparation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, under International Accounting Standard ("IAS") 34 - Interim Financial Reporting and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended December 31, 2024 (the "2024 Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the 2024 Annual Financial Statements.
These unaudited condensed interim consolidated financial statements were approved for issuance by the Board of Directors on August 13, 2025.

3. Material Accounting Policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements, with the exception of those described in Note 4, are consistent with those applied and disclosed in the 2024 Annual Financial Statements.

4. Changes in Accounting Standards
Application of New and Revised Accounting Standards
Presentation of Financial Statements (Amendments to IAS 1)
We have adopted the amendments to IAS 1 Presentation of Financial Statements regarding the classification of liabilities as current or non-current based on contractual rights that are in existence at the end of the reporting period. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be compiled with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have a material impact on the Company.
Accounting Standards Issued but Not Yet Applied
Presentation and Disclosure in Financial Statements (IFRS 18)
IFRS 18 has been issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, mainly the income statement where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for

INTEGRA RESOURCES CORP.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

financial statements beginning on January 1, 2027, including interim financial statements and requires retrospective application. The Company is currently assessing the impact of this amendment.
There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the Company.

5. Significant Judgments and Estimates
In preparing the Company’s unaudited condensed interim financial statements for the three and six months ended June 30, 2025, critical judgements made in applying the Company's accounting policies and key sources of estimation uncertainty are consistent with those disclosed in Note 3 of its 2024 Annual Financial Statements.

6. Financial Instruments
a)Carrying Values and Measurement of Financial Assets and Liabilities at Amortized Cost, Fair Value through Profit and Loss ("FVTPL") or Fair Value through Other Comprehensive Income ("FVTOCI")

June 30, 2025	Amortized cost	FVTPL	FVTOCI	Total
Financial assets
Cash and cash equivalents	$63,033	$—	$—	$63,033
Restricted cash	15,530	—	—	15,530
Derivative assets	—	1	—	1
Investments	—	—	222	222

Financial liabilities
Accounts payable and accrued liabilities	19,150	—	—	19,150
Debt	14,513	6,565	—	21,078

December 31, 2024	Amortized cost	FVTPL	FVTOCI	Total
Financial assets
Cash and cash equivalents	$52,190	$—	$—	$52,190
Restricted cash	15,288	—	—	15,288
Derivative assets	—	551	—	551
Investments	—	—	363	363

Financial liabilities
Accounts payable and accrued liabilities	19,919	—	—	19,919
Debt	14,096	2,611	—	16,707
b)Investments
The Company’s investments are recorded at fair value through other comprehensive income ("OCI"). The losses from these investments for the three and six months ended June 30, 2025 and 2024 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Unrealized investment losses	$(141)	$—	$(141)	$—
c)Derivative Instruments
At June 30, 2025, the Company held put options (bullion contracts) covering 29,100 ounces of gold, with maturities ranging from July to December 2025, at a strike price of $2,400 per ounce. The contracts were entered into to manage the Company’s exposure to fluctuations in the spot price of gold in relation to forecasted gold production from the Florida Canyon mine.

INTEGRA RESOURCES CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

The Company's derivative instruments consist of these bullion contracts as well as the conversion feature of its convertible debt facility, which has been classified as an embedded derivative. The fair value of the bullion contracts is remeasured at each reporting date using quoted observable inputs, while the fair value of the conversion feature is determined using the Binomial Tree method. Changes in the fair value of both instruments are recognized in other expense.
The for the three and six months ended June 30, 2025 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Unrealized conversion feature (losses) gains (Note 11)	(1,812)	(102)	(3,994)	380
Unrealized bullion contract losses	(76)	—	(977)	—
Derivative (losses) gains	$(1,888)	$(102)	$(4,971)	$380
d)Fair Value Information
i.Fair Value Measurement
The categories of the fair value hierarchy of inputs used in the valuation techniques are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Condensed Consolidated Interim Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At June 30, 2025		At December 31, 2024
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Investments	222		363
Derivative assets	—	1		551
Debt - derivative component	—	6,565	—	2,611
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remain unchanged from that at December 31, 2024.
Derivative assets are composed of bullion contracts and the embedded derivative component of the convertible debt instrument as at June 30, 2025 and December 31, 2024.
ii.Valuation Techniques
Investments and long-term investments
The Company's investments are valued using quoted market prices in active markets and as such are classified within level 1 of the fair value hierarchy and are primarily equity securities. The fair value of the equity securities is calculated using the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of foreign currency and commodity contracts, which are classified within Level 2 of the fair value hierarchy and valued using observable market prices.

INTEGRA RESOURCES CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

e)Financial Instruments and Related Risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1.Currency risk
2.Interest rate risk
3.Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i.Credit Risk
Credit risk is the risk that a counterparty may fail to satisfy its performance obligations under the terms of a financial instrument. Credit risk results from cash and cash equivalents and trade and other receivables. The Company maintains policies to limit the concentration of credit risk.
The Company manages credit risk on its cash and cash equivalents by diversifying these asset holdings with multiple highly rated financial institutions, including the Bank of Montreal ("BMO") in Canada and the US and Wells Fargo ("WF") in the US. Substantially, all of our cash and cash equivalents held with financial institutions exceeds government-insured limits. Credit risk on trade and other receivables is managed by ensuring amounts are receivable from highly rated financial institutions. The Company has recognized nominal amount of credit losses with respect to trade and other receivables. For cash and cash equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet.
ii.Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
As at June 30, 2025, the Company continues to maintain its ability to meet its financial obligations as they come due.
iii.Market Risk
1.Currency Risk
The functional and reporting currency of the Company including its subsidiaries is the United States dollar ("USD") and the Company reports results using USD; however, the Company operates in jurisdictions that utilize USD and the Canadian dollar ("CAD"). As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to these local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in CAD, the Company is negatively impacted by strengthening CAD relative to the USD and positively impacted by the inverse.
2.Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of the Company will fluctuate because of changes in market interest rates. The Company has interest-bearing assets, where the risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held within a chartered Canadian and US financial institutions. The Company's significant financial instruments valued using fluctuating risk-free interest rates is the derivative component of the convertible debt facility. The Company's operating cash flows are mostly independent of changes in market interest rates, which is impacted by economic uncertainties and current high inflationary environment. Management considers this risk immaterial.

INTEGRA RESOURCES CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

3.Price Risk
The Company is exposed to price risk on precious metals that impact the valuation of the Company’s derivative positions, comprised of gold put options written, which has a direct and immediate impact on net earnings. The prices of precious metals are volatile and affected by many factors beyond the Company’s control, and there can be no assurance that precious metal prices will not be subject to wide fluctuations in the future. A substantial or extended change in precious metal prices could have an adverse effect on the Company’s financial position, income, and cash flows.

7. Prepaids and other assets
The Company's receivables and prepaids were comprised of the following:

	June 30, 2025	December 31, 2024
Prepaid insurance	$1,035	$660
Other prepaid expenses	2,431	1,820
Trade receivables	9	—
Prepaid income tax	—	208
Other receivables	438	733
	$3,913	$3,421

8. Inventories
The Company’s inventories were comprised of the following:

	June 30, 2025	December 31, 2024
Stockpile	$619	$674
In-process	41,796	51,987
Finished	77	714
Materials and supplies	4,667	4,645
	$47,159	$58,020

9. Mineral Properties, Plant, and Equipment

		June 30, 2025			December 31, 2024
		Cost	Accumulated Depreciation	Carrying Value	Cost	Accumulated Depreciation	Carrying Value
Producing:
USA	Florida Canyon	$70,154	$(7,526)	$62,628	$46,155	$(1,593)	$44,562

Non-Producing:
USA	Delamar	35,817	(2,444)	$33,373	34,605	(2,391)	$32,214
USA	Nevada North	28,368	(362)	$28,006	28,240	(279)	$27,961
Canada	Other	718	(381)	$337	718	(336)	$382
		64,903	(3,187)	61,716	63,563	(3,006)	60,557
Total		$135,057	$(10,713)	$124,344	$109,718	$(4,599)	$105,119

INTEGRA RESOURCES CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

10. Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of:

	June 30, 2025	December 31, 2024
Trade payables	$7,935	$9,510
Accrued liabilities	7,415	3,426
Accrued employee payroll and benefits	3,704	4,341
Accrued other tax liabilities	96	2,642
	$19,150	$19,919

11. Debt
Convertible Facility & Equipment Loans
A summary of the convertible debt facility and equipment loans is as follows:

	Liability component	Derivative component	Total
Facility balance, January 1, 2024	$10,028	$616	$10,644
Drawdown	3,936	1,064	5,000
Transaction costs	(452)	-	(452)
Accretion	810	-	810
Interest expense	1,154	-	1,154
Interest payments	-	-	-
Change on loan modification	(1,513)	-	(1,513)
Change in fair value of derivative	-	931	931
Facility balance	$13,963	$2,611	$16,574
Equipment loan balance			133
Total balance, December 31, 2024			16,707
Interest expense	810	-	810
Accretion	549	-	549
Foreign exchange gain	(5)		(5)
Interest payment	(810)	-	(810)
Change in fair value of debt	-	3,954	3,954
Facility balance, June 30, 2025	$14,507	$6,565	$21,072
Equipment loan balance, June 30, 2025			$6
			$21,078
The Company's, $20.0 million secured non-revolving term convertible debt facility (“Convertible Facility” or the "Facility"), matures on July 31, 2027. The Convertible Facility is classified as a current liability, as it is convertible at the Lender’s option into common shares of the Company at a conversion price of $1.22 at any time prior to maturity.
The Facility includes a financial covenant requiring the Company to maintain a minimum cash balance of $5.0 million. As of June 30, 2025, the Company was in compliance with this covenant.
Amounts drawn under the Facility bear interest at a rate of 9.75% per annum. Undrawn amounts are subject to a stand-by fee of 2.00% per annum. Interest was accrued through December 31, 2024, as no payments were required prior to 2025. As at June 30, 2025, and December 31, 2024, the Company had $15.0 million drawn under the Facility.
During the three and six months ended June 30, 2025, the Company incurred and paid interest of $0.4 million and $0.8 million, respectively (2024 - incurred $0.3 million and $0.5 million, respectively).

INTEGRA RESOURCES CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

As at June 30, 2025, the fair value of the derivative component of the Convertible Facility was estimated at $6.6 million (December 31, 2024 - $2.6 million). The derivative component was valued using the Binomial Tree method based on the following assumptions:

	June 30, 2025	December 31, 2024
Maturity date	July 31, 2027	July 31, 2027
Risk-free rate	3.79%	4.39%
Share price	1.51	0.86
Expected volatility	57.30%	57.10%
Dividend yield	—	—
Annual interest rate	9.25%	9.25%
Conversion price (per share)	1.22	1.22
Conversion price cap(1)	1.83	1.83
Credit spread	n/a	n/a
(1)Under the Convertible Facility agreement, the Company has a one-time right to require the Lender to convert up to 50% of the outstanding principal into the Company’s common shares if certain market conditions are met. Specifically, if the volume-weighted average price (“VWAP”) of the Company’s shares at market close remains at least 50% above the applicable conversion price for 30 consecutive trading days, the Company may elect this conversion, provided no event of default has occurred or is continuing.

12. Leases
The Company's leases comprise of the following:

Lease Liabilities
Balance, January 1, 2024	$1,080
Addition from acquisition of Florida Canyon	9,196
Change in estimates and modification	595
Payments	(2,341)
Interest	221
Adjustment on currency translation	(39)
Balance, December 31, 2024	$8,712
Additions	4,188
Payments	(4,442)
Change in estimates and modification	(10)
Interest	322
Balance, June 30, 2025	$8,770
Total leases	$8,770
Less: current portion	(5,875)
Long-term leases	$2,895

INTEGRA RESOURCES CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

13. Reclamation Provision
Changes to the reclamation and closure provision for the six months ended June 30, 2025 and year ended December 31, 2024 is as follows:

	June 30, 2025	December 31, 2024
Balance, beginning of period	$54,527	$25,492
Acquisition of Florida Canyon	-	29,817
Reclamation provision accretion (Note 18)	1,190	1,217
Reclamation paid	(514)	(1,188)
Revisions in estimates and obligations	1,899	(811)
Balance, end of period	$57,102	$54,527
Less: current portion	$(1,898)	$(1,615)
Long-term portion	$55,204	$52,912

14. Share Capital and Employee Compensation Plans
The Company grants stock options, equity-settled Restricted Share Units ("RSUs"), and Deferred Share Units ("DSUs") to eligible employees, officers, and directors. The associated expenses are recognized over the vesting period, generally within three years.
a)Stock Options
For the three and six months ended June 30, 2025, the total share-based compensation expense relating to stock options was $0.1 million and $0.3 million, respectively (2024 - $0.1 million and $0.2 million, respectively) and is presented as a component of general and administrative expense (Note 17).
The following table summarizes changes in stock options for the six months ended June 30, 2025 and year ended December 31, 2024:

	Six months ended June 30, 2025		Year ended December 31, 2024
	Number of options	Weighted average exercised price CAD	Number of options	Weighted average exercised price CAD
Outstanding, beginning of period	2,624	$3.15	3,300	$4.05
Granted	1,654	1.47	92	3.12
Expired	—	—	(638)	6.94
Forfeited	(710)	2.99	(130)	7.30
Outstanding, end of period	3,568	$2.40	2,624	$3.15
The following table summarizes information about the Company's stock options outstanding at June 30, 2025:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD	Number Outstanding as at June 30, 2025	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD	Number Outstanding as at June 30, 2025	Weighted Average Exercise Price CAD
$1.04 - $2.95	3,077	4.0	$1.49	814	$1.56
$2.96 - $5.90	70	1.1	5.33	71	5.33
$5.91 - $8.85	261	1.5	6.82	261	6.82
$8.86 - $11.78	160	0.5	11.41	160	11.41
	3,568	3.6	$2.40	1,306	$4.02

INTEGRA RESOURCES CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

b)RSUs
The Company recorded a $0.3 million and $0.4 million expense, respectively, for RSUs for the three and six months ended June 30, 2025 (2024 - $0.2 million and $0.4 million, respectively) which is included in general and administrative expenses (Note 17).
The following table summarizes changes in RSUs for the six months ended June 30, 2025 and year ended December 31, 2024:

	Six months ended June 30, 2025		Year ended December 31, 2024
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	835	$719	1,165	$1,573
Granted	1,585	1,647	—	—
Settled	(24)	(28)	(263)	(569)
Forfeited	(333)	(327)	(67)	(88)
Change in value	—	216	—	(197)
Outstanding, end of period	2,063	2,227	835	719
c)DSUs
The Company recorded a $0.1 million expense and a $0.2 million, respectively, for DSUs for the three and six months ended June 30, 2025 (2024 - $0.1 million and $0.2 million recovery, respectively) which is included in general and administrative expenses (Note 17).
The following table summarizes changes in DSUs for the six months ended June 30, 2025 and year ended December 31, 2024:

	Six months ended June 30, 2025		Year ended December 31, 2024
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	698	$1,226	732	$1,502
Granted	382	384	146	121
Cancelled	—	—	(124)	(118)
Settled	(67)	(218)	(56)	(191)
Change in value	—	89	—	(88)
Outstanding, end of period	1,013	1,481	698	1,226
d)Warrants
For the period ended June 30, 2025, the Company had 8,015,374 (2024 - 8,305,874) warrants outstanding at a weighted average exercise price of CA$1.20, which mature on March 13, 2027. The following table summarizes changes in warrants for the six months ended June 30, 2025 and year ended December 31, 2024:

	Six months ended June 30, 2025		Year ended December 31, 2024
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	8,306	$7,392	2,015	$2,096
Issued	—	—	8,306	7,392
Exercised	(291)	(247)	—	—
Expired	—	—	(2,015)	(2,096)
Change in value	—	(95)	—	—
Outstanding, end of period	8,015	7,050	8,306	7,392

INTEGRA RESOURCES CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

e)Authorized Shares
The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.
f)Equity Financings
On March 13, 2024 the Company completed a bought deal public offering, issuing a total of 16,611,750 units at a price of C$0.90 (US$0.67) per unit, for net proceeds of $9.8 million after deducting fees and expenses of $1.2 million. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of C$1.20 (US$0.89) for a period of 36 months from the closing date.

15. Revenue

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Gold	$60,620	$—	$117,050	$—
Silver	452	—	1,047	—
Revenue	$61,072	$—	$118,097	$—
The Company has two customers that account for 51% and 49% of the total sales revenue in 2025. The Company had one customer that accounted for more than 99% of the Company's total sales in 2024. The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse effect on the Company's financial performance, financial position, and cash flows.

16. Production Costs

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Mining	$14,954	$—	$28,025	$—
Crushing and Processing	10,057	—	19,722	—
Mine General and administrative	1,806	—	6,406	—
Refining and desorption	147	—	302	—
Changes in inventories	1,335	—	8,326	—
	$28,299	$—	$62,781	$—

17. General and Administrative Expenses

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Corporate administration	1,862	1,149	3,536	2,350
Share-based compensation	610	449	961	893
Depreciation	195	226	400	467
	$2,667	$1,824	$4,897	$3,710

INTEGRA RESOURCES CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

18. Interest and Finance Expense

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Interest expense	$(86)	$1	$95	$5
Debt interest expense (Note 11)	411	268	810	529
Lease interest expense (Note 12)	305	23	322	48
Reclamation accretion expense	576	103	1,190	359
Debt accretion expense	285	313	549	486
	$1,491	$708	$2,966	$1,427

19. Income Taxes
The income taxes recognized in net earnings and comprehensive earnings are as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Current tax expense	$4,141	$—	$7,558	$—
Deferred tax expense	806	—	813	—
	$4,947	$—	$8,371	$—

20. Supplemental Cash Flow
The following table summarizes other operating activities adjustments for non-cash income statement items in operating activities:

	Three months ended June 30,		Six months ended June 30,
Other operating activities	2025	2024	2025	2024
Adjustments for non-cash income statement items:
Fair value adjustment to production costs on sale of acquired inventories	$(3,385)	$—	$(3,385)	$—
Derivative losses (gains) (Note 6c)	1,888	102	4,971	(380)
Deferred Transaction costs	26	(41)	—	(72)
Share-based compensation expense (Note 17)	610	449	961	893
Losses on sale of mineral properties, plant and equipment (Note 9)	15	—	51	—
Reclamation expenditures (Note 13)	(233)	(236)	(514)	(536)
Change in estimate of reclamation costs at closed mines	166	—	350	—
	$(913)	$274	$2,434	$(95)

INTEGRA RESOURCES CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

The following table summarizes the change in working capital in operating activities:

	Three months ended June 30,		Six months ended June 30,
Change in working capital	2025	2024	2025	2024
Inventories (Note 8)	3,212	—	11,690	—
Prepaids and other assets (Note 7)	1,186	(269)	(440)	(138)
Accounts payable and accrued liabilities (Note 10)	(4,695)	659	(8,115)	(1,324)
	$(297)	$390	$3,135	$(1,462)

21. Segmented Information
The Company’s reportable segments are assessed regularly for performance by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker ("CODM"). The Company has concluded that it has two operating segments: Florida Canyon mine and the DeLamar Project. Other business activities, including those related to the corporate office, that are not reportable are combined and presented as "all other" to reconcile with the Company's consolidated results.
Segments and their performance measures are listed below:

For the three months ended June 30, 2025
Segment	Revenue	Production costs, royalties, and excise taxes	Depreciation	Mine operating earnings	Capital expenditures
Florida Canyon	$61,072	$32,484	$3,378	$25,210	$13,004
DeLamar	—	—	—	—	96
All other	—	—	—	—	25
	$61,072	$32,484	$3,378	$25,210	$13,125

For the three months ended June 30, 2024
Segment	Revenue	Production costs, royalties, and excise taxes	Depreciation	Mine operating earnings	Capital expenditures
Florida Canyon	$—	$—	$—	$—	$—
DeLamar	—	—	—	—	32
All other	—	—	—	—	—
Total	$—	$—	$—	$—	$32

INTEGRA RESOURCES CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

For the six months ended June 30, 2025
Segment	Revenue	Production costs, royalties, and excise taxes	Depreciation	Mine operating earnings	Capital expenditures
Florida Canyon	$118,097	$70,698	$6,705	$40,694	$16,789
DeLamar	—	—	—	—	292
All other	—	—	—	—	125
	$118,097	$70,698	$6,705	$40,694	$17,206

For the six months ended June 30, 2024
Segment	Revenue	Production costs, royalties, and excise taxes	Depreciation	Mine operating earnings	Capital expenditures
Florida Canyon	$—	$—	$—	$—	$—
DeLamar	—	—	—	—	66
All other	—	—	—	—	—
	$—	$—	$—	$—	$66

At June 30, 2025
Segment	Assets	Liabilities	Net assets
Florida Canyon	$177,796	$61,314	$116,482
DeLamar	33,782	24,714	9,068
All other	61,638	50,976	10,662
	$211,578	$86,028	$125,550

At December 31, 2024
Segment	Assets	Liabilities	Net assets
Florida Canyon	$143,102	$58,116	$84,986
DeLamar	34,798	23,336	11,462
All other	86,711	44,167	42,544
	$177,900	$81,452	$96,448

22. Commitments
DeLamar Net Smelter Return ("NSR")
In 2024, Integra Resources Corp. entered into a binding agreement with Wheaton Precious Metals (Cayman) Co., a wholly-owned subsidiary of Wheaton Precious Metals Corp. (“Wheaton”), pursuant to which Wheaton acquired a 1.5% net smelter returns royalty (“NSR Royalty”) on metal production from all claims of the DeLamar Project (comprised of the DeLamar and Florida Mountain Deposits) for an aggregate cash purchase price of $9.75 million, to be paid in two installments.
The first installment of $4.875 million was received by Integra on March 7, 2024 upon closing of the transaction. The second installment of $4.875 million was received on July 8, 2024.

23. Contingencies
The following is a summary of the contingent matters and obligations relating to the Company as at June 30, 2025.
General
The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. These matters are inherently uncertain, and there is a potential for some of them to be resolved unfavorably for the Company. As of the date of the financial statements, specific conditions may be present that could lead to a financial loss for the Company.

INTEGRA RESOURCES CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2025 and December 31, 2024, and for the
three and six months ended June 30, 2025 and 2024
(unaudited with tabular amounts in thousands of shares, options and USD$
except per share amounts, unless otherwise noted)

It is management's opinion that none of these matters are anticipated to have a material impact on the Company's results of operations or financial condition.
Legal Proceedings
Alio Gold Inc (“Alio”), a subsidiary of the Company since November 8, 2024, received a Notice of Civil Claim in May 2019 from a former shareholder of Rye Patch Gold Corp (“Rye Patch”) whose shares were acquired by Alio. The plaintiff brought the claim in the Supreme Court of British Columbia (“the Court”) pursuant to the Class Proceedings Act and is seeking damages against Alio for alleged misrepresentations with respect to anticipated gold production during the year ended December 31, 2018. In March 2021, the Court dismissed, in its entirety, the plaintiff’s application to certify the action as a class proceeding. In April 2021, the Company received notice that the plaintiff is pursuing an appeal of the court’s decision to dismiss the plaintiff’s certification application.
The appeal was argued in the Court of Appeal in January 2022 and in March 2022 the Court of Appeal released its decision allowing the appeal but remitting the matter of certification to the trial court for further consideration. On July 28, 2023, the Court certified a class proceeding against Alio. Pursuant to the Court’s decision, the class members in the class proceeding include all individuals or entities whose Rye Patch shares were acquired by Alio in exchange for Alio common shares and cash as part of the plan of arrangement entered into between Alio and Rye Patch, but excludes all of those individuals or entities that sold their shares in Alio prior to August 10, 2018. The proceeding is currently before the British Columbia Supreme Court on a summary trial application in regards to the certified common issues brought by the plaintiff. The summary trial application hearing took place over a week in June 2025, and the hearing is scheduled to continue in the last week of October 2025.
The Company has reviewed the claim and is of the view that it is without merit. However, the outcome of the claim is not determinable at this time. Accordingly, no liability was accrued in the Florida Canyon purchase price allocation and no liability has been recognized in the Company’s condensed interim consolidated financial statements.

24. Related Party Transactions
The Company’s related parties include its subsidiaries, and key management personnel, which primarily consists of short-term employee benefits and share-based compensation. There were no transactions with related parties outside of the ordinary course of business during the six months ended June 30, 2025.

25. Other Expense

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Transaction and integration costs	$(36)	$—	$(2,131)	$—
Non-deductible tax charges	(1,044)	—	(1,044)	—
Change in estimated reclamation provision (Note 13)	18	—	(166)	—
Mineral properties, plant and equipment (losses) gains (Note 9)	(15)	(12)	(51)	50
Other income	319	36	286	76
	$(758)	$24	$(3,106)	$126

INTEGRA RESOURCES CORP.	19